UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  333-58504, -01, -02, -03, -04, -05

Bear Stearns Depositor Inc.
(Exact name of registrant as specified in its charter)

270 Park Avenue
38th floor
 New York, NY 10017
(212) 270-8211
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Trust Certificates (TRUCs), Series 2001-1, Class A-1
Trust Certificates (TRUCs), Series 2001-2, Class A-1
Trust Certificates (TRUCs), Series 2001-3, Class A-1
Trust Certificates (TRUCs), Series 2001-4, Class A-1
Trust Certificates (TRUCs), Series 2001-2, Class A-1*

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date:  0

* The Trust Certificates (TRUCs), Series 2001-1, Class A-1 were paid in full on or about April 10, 2006.  The Trust Certificates (TRUCs), Series 2001-2, Class A-1 were paid in full on or about March 28, 2016.  The Trust Certificates (TRUCs), Series 2001-3, Class A-1 and the Trust Certificates (TRUCs), Series 2001-4, Class A-1 were paid in full on or about February 15, 2007.  The Trust Certificates (TRUCs), Series 2002-1, Class A-1 were paid in full on or about October 10, 2012.  Bear Stearns Depositor Inc. and the trusts created thereby has no other class of securities that remains outstanding at this time.

Pursuant to the requirements of the Securities Exchange Act of 1934 Bear Stearns Depositor Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 13, 2016	By:	Bear Stearns Depositor Inc., as Depositor

	By:	/s/ Jeffrey M. Lipman
Name: Jeffrey M. Lipman
Title: Senior Vice President